UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                           Samsonite Corporation
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                04648T 10 6
                              (CUSIP Number)

                            Marc Weitzen, Esq.
               Gordon Altman Butowsky Weitzen Shalov & Wein
                     114 West 47th Street, 20th Floor
                         New York, New York 10036
                              (212) 626-0800

       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             February 11, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 04648T106                          Page __ of __ Pages

1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               PN

                               SCHEDULE 13D

CUSIP No. 04648T106                          Page __ of __ Pages

1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               OO

                               SCHEDULE 13D

CUSIP No. 04648T106                          Page __ of __ Pages

1    NAME OF REPORTING PERSON
          Valise Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                           -0-

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               PN

                         SCHEDULE 13D

CUSIP No. 04648T106                          Page __ of __ Pages

1    NAME OF REPORTING PERSON
          Barberry Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      -0-

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages

1    NAME OF REPORTING PERSON
          Chelonian Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Unicorn Associates Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO
<
                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages

1    NAME OF REPORTING PERSON
          ACF Industries, Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO

<
                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages

1    NAME OF REPORTING PERSON
          Starfire Holding Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                          (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO
<
                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages

1    NAME OF REPORTING PERSON
          Highcrest Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO
<
                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Buffalo Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO


<
                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages

1    NAME OF REPORTING PERSON
          ACF Industries Holding Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               CO

<
                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages

1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               -0-

14   TYPE OF REPORTING PERSON*
               IN

                       SCHEDULE 13D-AMENDMENT NO. 1

     The undersigned hereby amends the Schedule 13D filing made on August 10, 1994 (the "Initial Filing") with regard to the common stock, par value $.01 per share ("Shares"), of Samsonite Corporation, formerly known as Astrum International Corp. (the "Issuer") as set forth bellow. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in the Registrant's prior 13D filing.


Item 1.   SECURITY AND ISSUER

          Item 1 is restated in its entirety as follows:

          This statement relates to the common stock, par value $.01 per share of the Issuer. The address of the principal executive offices of the Issuer is 11200 East 45 Avenue, Denver, Colorado 80239.

Item 2.   IDENTITY AND BACKGROUND

          Item 2 is amended by adding the following:

          All of the Shares owned by the Registrants as reported in the Initial Filing, have, as a result of transfers among entities substantially wholly-owned by Mr. Icahn, whose beneficial ownership of the shares was unaffected by such transfers, been transferred to Chelonian Corp., a New York corporation ("Chelonian"), Valise Limited Partnership, a Delaware limited partnership, ("Valise") and High River Limited Partnership, a Delaware limited partnership, ("High River").

          The persons filing this statement are Chelonian, Valise, High River and Carl C. Icahn (collectively, the "Registrants").

          The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York, New York 10549 with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 114 West 47th Street, Suite 1925, New York, Ne York 10036.

          Icahn Holding Corporation has changed its name to Starfire Holding Corporation, a Delaware corporation, ("Starfire"). Riverdale LLC, is a New York limited liability company has been created which is the general partner of High River. Mr. Rachesky is no longer a member of the 13D Group.

          Chelonian is a wholly-owned subsidiary of Unicorn, a wholly-owned subsidiary of ACF. ACF is a wholly-owned subsidiary of ACF
Holdings, a wholly-owned subsidiary of Highcrest. Approximately 99.34% of stock of Highcrest is owned by Buffalo Investors Corp., a New York corporation, ("Buffalo"). Buffalo is a wholly-owned subsidiary of Starfire. Starfire is wholly-owned by Mr. Icahn.

     Mr. Icahn owns 99.5% of Riverdale LLC. The general partner of Valise is Barberry Corp., a Delaware corporation, ("Barberry"). Mr. Icahn is the sole stockholder of Barberry.

          Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          Chelonian is primarily engaged in the business of investing in securities. Valise is a limited partnership which was formed to acquire phones of Issuer. Barberry is the general partner of limited partnerships which are controlled by Icahn. Mr. Icahn's present principal occupation is acting as Chairman of the Board of Directors of ACF Industries, Incorporated, a corporation primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars.

          Carl C. Icahn is the sole stockholder and director of Chelonian. Further, Mr. Icahn owns 99.5% of Riverdale LLC and is the sole stockholder of Barberry, the general partners of High River and Valise, respectively. As such, Mr. Icahn is in a position, directly and indirectly, to determine the investment and voting decisions made by Registrants.


Item 4.  PURPOSE OF TRANSACTION

          Item 4 is amended by deleting the entire section and replacing it with the following:

          All shares of the Issuer held by the Registrants have been sold.

          Registrants sold all Shares as follows:


Name                Number of Shares
----                ----------------
Barberry            3,186,146
Carl C. Icahn       3,451,803
Chelonian           14,964
Valise              3,186,146
High River          250,693



Item 5.  INTEREST IN SECURITIES OF ISSUER

          Item 5 is amended by deleting the entire section and replacing it with the following:

     As of February 11, 1997, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER

          Registrants are party to a Joint Filing Agreement, attached hereto as Exhibit 1, with respect to the filing of this statement.


Item 7. MATERIALS TO BE FILED AS EXHIBITS

          The following document is filed as an Exhibit to this Schedule
13D:

                                   Exhibit 1      Joint Filing Agreement

                                 SIGNATURES
                                ----------

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of Samsonite Corp., a Delaware corporation, is true, complete and correct.

Dated: February 19, 1997

                              Carl C. Icahn


                              By:
                              Carl C. Icahn


                              CHELONIAN CORP.


                              By:
                              Edward E. Mattner
                              Its: President


                              VALISE LIMITED PARTNERSHIP
                              By:  Barberry Corp.
                              Its: General Partner

                              By:______________________

                              Edward E. Mattner
                              Its: Vice President


                              RIVERDALE LLC

                              By:______________________

                              Edward E. Mattner
                              Its: Manager

                              HIGH RIVER LIMITED PARTNERSHIP
                              By:  Riverdale LLC
                              Its: General Partner

                              By:
                              Edward E. Mattner
                              Its: Manager


                              BARBERRY CORP.

                              By:
                              Edward E. Mattner
                              Its: Vice President


                              HIGHCREST INVESTORS CORP.

                              By:
                              Richard T. Buonato
                              Its: Senior Vice President
                                    and Treasurer


                              STARFIRE HOLDING CORPORATION


                              By:
                              Richard T. Buonato
                              Its: Vice President,Treasurer
                                     and Controller


                              ACF INDUSTRIES, INCORPORATED

                              By:
                              James J. Unger
                              Its: Vice Chairman of the Board


                              ACF INDUSTRIES HOLDING CORP.

                              By:
                              Richard T. Buonato
                              Its: Vice President and Secretary


                              UNICORN ASSOCIATES CORPORATION

                              By:
                              Edward E. Mattner
                              Its: Vice President


                              BUFFALO INVESTORS CORP.

                              By:________________________
                              Edward E. Mattner
                              Its:  President and Treasurer
                              Carl C. Icahn

                              By: /s/Carl C. Icahn
                              ---------------------
                              Carl C. Icahn


                              CHELONIAN CORP.

                              By:  /s/Edward E. Mattner
                              ----------------------
                              Edward E. Mattner
                              Its: President


                              VALISE LIMITED PARTNERSHIP
                              By:  Barberry Corp.
                              Its: General Partner

                              /s/ Edward E. Mattner
                              -----------------------
                              Edward E. Mattner
                              Its: Vice President


                              RIVERDALE LLC
                              By: /S/ Edward E. Mattner
                              ------------------------
                              Edward E. Mattner
                              Its: Manager


                              HIGH RIVER LIMITED PARTNERSHIP
                              By:  Riverdale LLC
                              Its: General Partner

                              By:  /s/ Edward E. Mattner
                              ------------------------
                              Edward E. Mattner
                              Its: Manager


                              BARBERRY CORP.

                              By:  /s/ Edward E. Mattner
                              --------------------------
                              Its: Vice President


                              HIGHCREST INVESTORS CORP.

                              By:  /s/ Richard T. Buonato
                              ---------------------------
                              Richard T. Buonato
                              Its: Senior Vice President
                                    and Treasurer


                              STARFIRE HOLDING CORPORATION
                              By:  /s/ Richard T. Buonato
                              ---------------------------
                              Richard T. Buonato
                              Its: Vice President,Treasurer
                                     and Controller


                              ACF INDUSTRIES, INCORPORATED

                              By:  /s/ James J. Unger
                              --------------------------
                              James J. Unger
                              Its: Vice Chairman of the Board


                              ACF INDUSTRIES HOLDING CORP.

                              By: /s/ Richard T. Buonato
                              --------------------------
                              Richard T. Buonato
                              Its:  Vice President and Secretary


                              UNICORN ASSOCIATES CORPORATION

                              By:  /s/ Edward E. Mattner
                              --------------------------
                              Edward E. Mattner
                              Its: Vice President


                              BUFFALO INVESTORS CORP.

                              By:/s/Edward E. Mattner
                              -----------------------------
                              Its:  President and Treasurer
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